EXHIBIT 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—July 2002

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05
Yield	15.66%	15.66%
Less: Coupon	2.14%	2.13%
Servicing Fee	1.50%	1.50%
Net Credit Losses	4.84%	4.84%
Excess Spread:
July-02	7.18%	7.19%
June-02	7.88%	7.89%
May-02	6.48%	6.50%
Three month Average Excess Spread	7.18%	7.19%
Delinquency:
30 to 59 days	0.93%	0.93%
60 to 89 days	0.58%	0.58%
90 + days	1.14%	1.14%
Total	2.65%	2.65%
Payment Rate	9.78%	9.78%